EXHIBIT 99.1

Ituran Location and Control Ltd. Announces Annual General Meeting’s Results

At the Annual general meeting of the shareholders of Ituran Location and Control Ltd. (the “Company”), held on December 6, 2012, the following resolution was adopted:

1.
To approve the renewal of the appointment of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2013 and authorization of the Audit Committee to determine their compensation., as more fully described in the proxy statement. A total of 13,422,383 ordinary shares (99.53%) voted FOR this resolution, 14,202 ordinary shares voted AGAINST this resolution and 48,850 ordinary shares ABSTAINED.

The item on the agenda requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat
Therefore, the resolution was adopted

2.
To approve of the re-election of the following directors to office: Gil Sheratzky, Zeev Koren, Izzy Sheratzky, as more fully described in the proxy statement. Gil Sheratzky -  A total of 10,699,636 ordinary shares (69.36%) voted FOR this resolution, 4,718,886 ordinary shares voted AGAINST this resolution and 6,793 ordinary shares ABSTAINED. Zeev Koren - A total of 10,699,636 ordinary shares (69.36%) voted FOR this resolution, 4,718,886 ordinary shares voted AGAINST this resolution and 6,793 ordinary shares ABSTAINED.  Izzy Sheratzky - A total of 10,699,636 ordinary shares (69.36%) voted FOR this resolution, 4,718,886 ordinary shares voted AGAINST this resolution and 6,793 ordinary shares ABSTAINED.

The item on the agenda requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat
Therefore, the resolution was adopted.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 623,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

CCG Israel
Ehud Helft
ehud@ccgisrael.com
Kenny Green
kenny@ccgisrael.com
Tel: 1 (646) 201 9246

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